FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

November 3, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on November 3, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

November 3, 2025.

Schedule "A"

HIVE DIGITAL TECHNOLOGIES LTD.

HIVE Digital Technologies Accelerates into the AI Super Cycle by Securing Prime Land for Next-Gen Tier III+ AI HPC Data Centers and Surpassing 23 EH/s

San Antonio, Texas, November 3, 2025 - HIVE Digital Technologies Ltd. (TSX.V: HIVE) (Nasdaq: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure, today announced a pivotal milestone in the heart of the AI super cycle: achieving 23 Exahash per second ("EH/s") in global Bitcoin-mining capacity-positioning the Company amongst industry leaders in 2025 with 283% year-to-date growth (all amounts in US dollars, unless otherwise indicated).

In tandem, HIVE has finalized the acquisition of an additional 32.5 acres in Grand Falls, New Brunswick, adjacent to its existing operations, positioning the site as a cornerstone for Tier III+ HPC development capable of scaling to over 25,000 next-generation GPUs. With the AI industrial revolution demanding unprecedented compute power, HIVE's renewable-energy backbone is fast-tracking hyperscaler-ready infrastructure to fuel this global surge.

Fueling the AI Super Cycle: Why HPC Data Centers Are the Backbone of Tomorrow's Economy

The AI super cycle is here-propelled by breakthroughs in generative AI, machine learning, and real-time data processing that require exponentially more computational power than ever before. Traditional data centers are struggling to keep up with the requirements, as global demand for HPC is projected to skyrocket as companies from startups to Fortune 500 giants seek liquid-cooled, high-density facilities to deploy the world's most powerful GPU chips.

Frank Holmes, Co-Founder and Executive Chairman, said, "HIVE is a pioneer in repurposing stranded and surplus renewable energy for digital infrastructure, and is now turbocharging the transition from Bitcoin mining Tier I to Tier III+ HPC data centers in Canada and Sweden. Its Tier III+ HPC expansions aren't just additions-they are strategic accelerators, delivering scalable, green-powered compute that slashes deployment timelines and costs for hyperscalers chasing the AI edge. HIVE's wholly owned HPC/AI subsidiary BUZZ HPC plans to scale its HPC data center capacity to support over 30,000 high-performance GPUs for AI cloud."

HIVE Bolsters Canadian Footprint for AI-Driven HPC Expansion

HIVE has completed its strategic land acquisition in Grand Falls, New Brunswick, adding 32.5 acres adjacent to the Company's existing 6-acre property acquired in April 2021. Purchased for CAD $2.3 million, this expanded site lays the groundwork for HIVE's inaugural Tier III+ AI and HPC data center in Atlantic Canada-a beacon for the region's clean-energy ecosystem near the border of Maine.

Leveraging abundant renewable hydroelectric power, the Grand Falls facility currently powers 70 megawatts ("MW") of Bitcoin mining with an on-site 80 MW substation-all owned outright by HIVE, including the buildings. This acquisition unlocks vast potential for HPC growth, enabling HIVE's BUZZ subsidiary to scale its HPC data center capacity to over 30,000 GPUs. Its strategic proximity to the Maine border makes it an ideal candidate for hyperscaler colocation, bridging North American AI infrastructure needs with robust efficiency.

Executive Perspectives: Pioneering the AI Industrial Revolution

Craig Tavares, President & COO of BUZZ HPC, commented: "Grand Falls offers the ideal convergence of Tier I and Tier III+ HPC data centers with clean power, scalability, and community partnership. Our vision is to transform this site into one of Canada's most advanced Tier III+ AI HPC data centers, capable of hosting tens of thousands of GPUs for AI and HPC workloads. This marks an important step for BUZZ HPC, HIVE's Canadian company with a mission to deliver sustainable, high-density compute that fuels the AI industrial revolution."

Aydin Kilic, President & CEO of HIVE, emphasized the Company's unique advantage in the AI super cycle: "Bitcoin miners like HIVE were early visionaries, sourcing stranded or surplus energy to build the foundational infrastructure that now fast-tracks hyperscalers in the AI industrial revolution. We're not just adapting-we're turbocharging a double-engine data-center machine, seamlessly building and upgrading Tier I and Tier III+ HPC facilities to unleash the most powerful GPU chips for AI workloads. With 23 EH/s already secured, we're generating robust cash flows today while scaling green HPC tomorrow in Canada and Paraguay, positioning HIVE as the go-to partner for the compute demands of this era."

Luke Rossy, HIVE's COO, added: "Our Valenzuela facility continues to scale ahead of schedule, with new ASICs driving increased Bitcoin production and generating incremental cash flow to support strategic growth across HIVE's dual engines of Bitcoin mining and AI cloud computing. This approach maximizes return on invested capital, creates diversified value for shareholders, and reinforces HIVE's position as a renewable-powered, high-performance digital-infrastructure leader in the AI era."

HIVE Powers Through to 23 EH/s Amid Soaring AI Compute Demand

HIVE's ascent to 23 EH/s highlights the resilience of its global renewable portfolio, boasting an average efficiency of 17.7 J/TH-even as Bitcoin difficulty hits a record 156T and prices hover near $108,000, delivering over 50% mining margins* post-electricity costs.

All ASICs and hydro-cooling containers are now deployed at the Company's third 100 MW green campus in Valenzuela, Paraguay, powered by the Itaipú Dam, the Western Hemisphere's largest hydroelectric facility. With commissioning underway, HIVE anticipates hitting 25 EH/s by U.S. Thanksgiving, targeting 17.5 J/TH efficiency and meeting its full 2025 hashrate goals on time.

This momentum isn't isolated-it's symbiotic with the AI super cycle. Bitcoin mining's proven infrastructure provides immediate revenue to fund HPC upgrades, creating a virtuous loop where surplus energy powers both proof-of-work security and AI's growing data needs.

Dual-Engine Strategy: Bridging Bitcoin and AI for Exponential Scale

HIVE is advancing its Tier III+ HPC roadmap, converting its Boden, Sweden facility from Tier I to a liquid-cooled powerhouse. This retrofit leverages existing assets to slash timelines to 9-12 months-versus multiple years for greenfield builds-unlocking 2,000 high-performance GPUs for EU-based AI workloads upon launch.

Complementing this, HIVE's BUZZ data-center acquisition in Toronto targets 2,000 GPUs for AI operations in 2026, with a Bell colocation partnership adding another 2,000 GPUs over the next nine months. By year-end 2026, HIVE projects 6,000 next generation high-performance GPUs operational in these new facilities, in addition to the current fleet of 5,000 GPUs HIVE operates. Factoring in Grand Falls' conversion from mining to HPC-with a PUE of 1.3-the site alone could operate 25,000 additional GPUs, pushing HIVE's long-term HPC data center capacity to approximately 36,000 GPUs.

This accelerates HIVE's growth in the AI super cycle, where HPC data centers aren't optional-they're the indispensable engines of innovation.

Operational Momentum and Shareholder Alignment

As disclosed, Valenzuela's full hardware rollout is fully funded and on-site, with each incremental EH/s boosting Bitcoin output under stable, fixed-rate hydro costs. Results will fluctuate with network dynamics and market prices, but HIVE's model demonstrates the critical ability to scale while maintaining efficiency across its data centers in Canada, Sweden, and Paraguay.

To champion its team's role in this AI-fueled ascent, HIVE is granting 2,720,900 Restricted Share Units (RSUs) to employees, officers, directors, and consultants under its RSU plan, with a mandatory one-year TSX Venture Exchange vesting period. This aligns management with investors to build long-term value. Inspired by Harvard Business School research on non-linear incentives, these quarterly milestone-based awards foster innovation and retention-aligning global talent from Paraguay to Sweden with HIVE's vision for sustainable growth and minimal dilution.

HIVE has shared these RSUs with all employees, both new and long-serving, to preserve its unique culture with a focus on efficiency and return on invested capital. The Company now operates across nine time zones and five languages.

Quarterly ATM Sales Report

For the three-month period ended September 30, 2025, the Company issued 30,174,046 common shares (the "October 2024 ATM Shares") pursuant to the at-the-market offering commenced in October 2024 and continued in May 2025 (the "October 2024 ATM Equity Program") for gross proceeds of C$100.2 million ($73.1 million). The October 2024 ATM Shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of C$3.32. Pursuant to the October 2024 ATM Equity program, a cash commission of $1.9 million on the aggregate gross proceeds raised was paid to the sales agents in connection with its services under the October 2024 ATM Equity Program.

* As used herein, "Mining Margin" is calculated by dividing the mining profit (revenue generated from mining activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. In mining, the most significant expense is power cost; in this estimate we are assuming an average of USD 5 cents per kilowatt hour for indicative purposes. These non-GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements. All financial projections reflect current market sentiment and public disclosures as of the date of this news release; actual outcomes may vary. Investors should conduct their own due diligence.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and NVIDIA GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the performance of the Company's existing operations, the construction of the Company's Phase 3 facility in Valenzuela, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.